FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No     X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No     X

 [Indicate by check mark whether by furnishing the information contained in this Form,  the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 28, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE: October 27, 2005

NEWS RELEASE NR 05-27

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc. at 1-403-269-7676 or Toll Free at 1-866-269-7676

miller@breakthrough.ab.ca

CORRECTION FROM SOURCE:  TYLER RESOURCES ANNOUNCES INCREASED DRILLING CAPACITY AND 1,938 HECTARES INCREASE IN LAND POSITION AT BAHUERACHI

Contracted an additional 20,000 meters of drilling with three rigs

This News Release dated October 27, 2005 incorrectly stated May 2005 in the third paragraph and should have read May 2006.

Tyler Resources is pleased to announce a further expansion of its drill program for the Bahuerachi project, Mexico.  A third diamond drill rig is currently being mobilized to site.

The company has now finalized drilling contracts to undertake a minimum additional 20,000 metres of exploration drilling on the Main Zone and other drill targets at Bahuerachi.  The next 12,200 meters are planned to complete a wide spaced first pass drill testing of the entire 4 kilometer mineralized porphyry complex, while maintaining flexibility to tighten drill spacing in areas with positive drilling results (see attached general drill plan).  The third diamond drilling rig for the project is currently being mobilized from Canada and is expected to be on site by mid-November.

Using current drilling production rates, the Company expects to have completed its first pass drill testing of the main Bahuerachi porphyry and related high grade skarn system by May 2006.  The Company will continue releasing drill results from the ongoing program on a regular basis.

The Company is also continuing its efforts to source a reverse circulation drill rig, which would be used for both infill drilling as well as reconnaissance drilling of lower priority targets.

NEW LAND TITLE

In other developments, the Company has now received title to the Bahuerachi 5 concession, adding 1,938 hectares to its current property position to the west and north (see map).  The new title covers land with known showing of both base and precious metals, including high grade shear/vein hosted gold (0.8 to 18.5 g/t Au) as well as base metal bearing skarns and related porphyry to the north.  Ongoing field work will now focus on better defining new grassroots targets in order to upgrade them to the drill stage as drilling continues on advanced targets in the Main Zone.

News Release – October 27, 2005

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., Mr. Dustin Rainey, B.Sc. G.I.T, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION

DRILL HOLES 054BAH-38 and 05BAH-41, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-26

05BAH-38
05BAH-41
R
R
R
A
A
950 m elev
850 m elev
800 m elev
36.1 M
@ 0.45% Cu
3.4 g/t Ag
0.016% Mo
90.8 M
@ 0.25% Cu
2.1 g/t Ag
0.015% Mo
28.65 M
@ 0.22% Cu
28.1 M
@ 0.85% Cu
0.14 g/t Au
13.5 g/t Ag
0.32% Zn
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite, MD=micro diorite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Pyroxene dominated skarn
Fine grained sedimentary rock with sheeted quart veinlets
Siliceous and calcareous bedded sedimentary rocks with minor calc-silicates
0
Scale
50 m

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 05-26

NORTH
Current Claim Block Outline
Bahuerachi Skarn/CRD Cu-Zn-Ag
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
North Porphyry (Currently trenching)
Colome Skarn Trend
DDH BAH 41
D-39
BAH-40
D-38
DDH BAH 44
DDH BAH 42
DDH-46
DDH BAH 43
DDH-45
South/Goat Porphyry (road accessible, drill ready)
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km